UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

CERo Therapeutics Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71902K 105

(CUSIP Number)

2201 Broadway, Suite 705

Oakland, CA 94612

Attn: Jurgen van de Vyver

657-271-4617

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	71902K 105

1	NAME OF REPORTING PERSON Phoenix Biotech Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 1,000,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,000,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7%
14	TYPE OF REPORTING PERSON OO

(1)	All shares are held subject to (a) vesting provisions requiring the achievement of certain regulatory milestone-based earnout targets set forth in Amendment No. 2 dated February 13, 2024 to the Business Combination Agreement dated June 4, 2023, as previously amended on February 5, 2024, among the Issuer, PBCE Merger Sub, Inc. and CERo Therapeutics, Inc., and (b) the Sponsor Share Forfeiture Agreement dated as of February 14, 2024, among the Issuer, the Sponsor and CERo. The Reporting Person disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

CUSIP NO.	71902K 105

1	NAME OF REPORTING PERSON Chris Ehrlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 511,325(1)
	8	SHARED VOTING POWER 3,600(2)
	9	SOLE DISPOSITIVE POWER 511,325(1)
	10	SHARED DISPOSITIVE POWER 3,600(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,925(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.46%
14	TYPE OF REPORTING PERSON IN

(1)	Comprised of (a) 478,825 shares of the Issuer’s common stock, par value $0.0001 per share, (b) 275 shares of the Issuer’s Series A convertible preferred stock currently convertible into 27,500 shares of common stock, and (c) 5,000 warrants to purchase common stock of the Issuer. Each share of Series A preferred stock has a stated value of $1,000 and, at the option of the holder, is convertible into a number of shares of common stock determined by dividing (x) the value of the shares of Series A preferred stock, plus any additional amounts thereon as of such date of determination, by (y) the conversion price, which is currently $10.00, subject to adjustments. The Series A Preferred Stock has no expiration date and, based on current value, is convertible into 27,500 shares of the Issuer’s common stock.

(2)	Shares of the Issuer’s common stock held by the reporting person’s spouse.

1	NAME OF REPORTING PERSON Jurgen van de Vyver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER 15,000
	8	SHARED VOTING POWER 1,000,000(1)
	9	SOLE DISPOSITIVE POWER 15,000
	10	SHARED DISPOSITIVE POWER 1,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,015,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.8%
14	TYPE OF REPORTING PERSON IN

(1)	Mr. van de Vyver is the Manager of Phoenix Biotech Sponsor, LLC and has voting power over shares held by it. Shares are held subject to (a) vesting provisions requiring the achievement of certain regulatory milestone-based earnout targets set forth in Amendment No. 2 dated February 13, 2024 to the Business Combination Agreement dated June 4, 2023, as previously amended on February 5, 2024, among the Issuer, PBCE Merger Sub, Inc. and CERo Therapeutics, Inc., and (b) the Sponsor Share Forfeiture Agreement dated as of February 14, 2024, among the Issuer, the Sponsor and CERo. Mr. van de Vyver disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, and the filing of this schedule should not be construed as an admission that the Reporting Person is a beneficial owner of any such shares.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the common stock, par value $0.0001 per share, of CERo Therapeutics Holdings, Inc. (f/k/a Phoenix Biotech Acquisition Corp.) (the “Issuer”). This Amendment amends the Original Schedule 13D filed with the Securities and Exchange Commission on February 1, 2023 by Phoenix Biotech Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), and Chris Ehrlich.  Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Original Schedule 13D.

Item 1.	Security and Issuer.

Securities Acquired: Shares of common stock, common stock purchase warrants, and shares of Series A Convertible Preferred stock of the “Issuer”. On February 16, 2024, Mr. Chris Ehrlich resigned as manager of the Sponsor, and Mr. Jurgen van de Vyver replaced him. Accordingly, Mr. van de Vyver may be deemed to control all Issuer securities held by the Sponsor.

Issuer:	CERo Therapeutics Holdings, Inc.
201 Haskins Way, Suite 230
South San Francisco, CA

Item 2.	Identity and Background.

(a) This statement is filed by:

(i) the Sponsor, which is the holder of record of 1,000,000 shares of common stock of the Issuer;

(ii) Chris Ehrlich, the former Manager of the Sponsor and former Chief Executive Officer of the Issuer; and

(iii) Jurgen van de Vyver, the Manager of the Sponsor (together with the Sponsor and Mr. Ehrlich, the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Sponsor and Messrs. Ehrlich and van de Vyver is 2201 Broadway, Suite 705, Oakland, CA 94612.

(c) The Sponsor’s principal business is to hold the Issuer’s securities for future forfeiture or earn-out in accordance with the business combination agreement and plan of reorganization dated June 4, 2023, as amended (the “Business Combination Agreement”), among Phoenix Biotech Acquisition Corp., a Delaware corporation (the “SPAC”), PBCE Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and CERo Therapeutics, Inc., a Delaware corporation (“CERo”).

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Messrs. Ehrlich and van de Vyver are each a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On February 14, 2024 (the “Closing Date”), the Issuer completed the business combination in accordance with the Business Combination Agreement, during which Merger Sub merged with and into CERo, with CERo surviving as a wholly-owned subsidiary of the SPAC (the “Surviving Company”) and the SPAC changed its corporate name to “CERo Therapeutics Holdings, Inc.” (the “Business Combination”).

At the effective time of the Business Combination (the “Effective Time”), pursuant to the Business Combination Agreement, the Share Reallocation Agreements (as defined in Item 6 below) and that certain Sponsor Share Forfeiture Agreement dated as of February 14, 2024 (the “Sponsor Share Forfeiture Agreement”), among the SPAC, the Sponsor and CERo, the Sponsor forfeited and/or distributed to its members all of the securities of the Issuer previously held by the Sponsor, other than 1,000,000 shares of common stock of the Issuer held for the benefit of certain CERo stockholders, which will become fully vested upon the achievement of certain regulatory milestone-based earnout targets as described in the Business Combination Agreement (the “Earnout Shares”).

Item 4.	Purpose of Transaction.

The description of the Business Combination in Items 2 and 3 above is hereby incorporated by this reference. The securities of the Issuer beneficially owned by the Sponsor are held by the Sponsor as Earnout Shares and shall be forfeited or transferred in accordance with the Business Combination Agreement and the Sponsor Share Forfeiture Agreement. Mr. Ehrlich and Mr. van de Vyver’s shares were acquired through distributions of the Issuer’s shares and warrants by the Sponsor in connection with the closing of the Business Combination. Mr. Ehrlich ceased to be the beneficial owner of more than five percent of the any class of the Issuer upon his February 16, 2024 resignation as manager of the Sponsor.

The shares of Common Stock owned by the Reporting Persons have been acquired for investment purposes, other than the shares held by the Sponsor which are held for the purpose of future issuances upon the achievement of certain performance thresholds. The Reporting Persons may make further acquisitions of the Common Stock from time to time.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Sponsor

a)	Amount beneficially owned: 1,000,000 Percentage: 6.7%

b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	1,000,000

ii.	Shared power to vote or to direct the vote:	0

iii.	Sole power to dispose or to direct the disposition of:	1,000,000

iv.	Shared power to dispose or to direct the disposition of:	0

Chris Ehrlich

a)	Amount beneficially owned: 514,925 Percentage: 3.46%

b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	511,325

ii.	Shared power to vote or to direct the vote:	3,600

iii.	Sole power to dispose or to direct the disposition of:	511,325

iv.	Shared power to dispose or to direct the disposition of:	3,600

Jurgen van de Vyver

a)	Amount beneficially owned: 1,015,000 Percentage: 6.8%

b)	Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote:	15,000

ii.	Shared power to vote or to direct the vote:	1,000,000

iii.	Sole power to dispose or to direct the disposition of:	15,000

iv.	Shared power to dispose or to direct the disposition of:	1,000,000

The Sponsor is controlled by its Manager, Jurgen van de Vyver. Mr. van de Vyver may be deemed to have beneficial ownership of securities reported herein, however, he disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly. In addition, the filing of this schedule should not be construed as an admission that any Reporting Person is a beneficial owner of any such shares.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Items 2 and 3 above with respect to the Business Combination Agreement and the Sponsor Share Forfeiture Agreement.

Each of the Sponsor and Mr. Ehrlich is also a party to that certain Investor Rights and Lock-Up Agreement dated February 14, 2024 between the Issuer and the parties named therein, pursuant to which each stockholder who is a party thereto will be granted customary registration rights with respect to their respective shares of common stock, including demand and piggy-back registration rights. The Investor Rights Agreement and Lock-Up Agreement also restricts the ability of certain stockholders to transfer their shares of common stock (or any securities convertible into or exercisable or exchangeable therefor), including shares of common stock issued in connection with the Business Combination, subject to certain permitted transfers, for a certain period of time. These restrictions will begin at closing of the Business Combination and end on the earlier of (x) the 180-day anniversary of the closing and (y) the date on which the volume weighted average price of Issuer common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty consecutive trading day period.

The Sponsor also entered into share reallocation agreements (the “Share Reallocation Agreements”) with the SPAC and the investors party thereto (each, a “Share Reallocation Investor”). Pursuant to the Share Reallocation Agreements, upon the terms and subject to the conditions set forth therein, (i) the Share Reallocation Investors agreed to purchase shares of Series A Preferred Stock of the Issuer and common stock purchase warrants, (ii) the Sponsor agreed to forfeit shares of Class A common stock held by the Sponsor for no additional consideration other than the commitments and undertakings of the Share Reallocation Investors made to the SPAC, and (iii) the SPAC agreed to (x) cancel such shares of Class A common stock for no additional consideration other than certain the commitments and undertakings made to the SPAC therein.

The descriptions of these agreements is qualified in their entirety by reference to the full text of such agreements, a copies of which were filed by the Issuer as Exhibits 2.1, 2.2, 2.3, 10.7, 10.12 and 10.13 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 15, 2024.

Item 7.	Material to be Filed as Exhibits.

Exhibit 2.1	Business Combination Agreement, dated as of June 4, 2023, by and among Phoenix Biotech Acquisition Corp., PBCE Merger Sub, Inc. and CERo Therapeutics, Inc., as amended (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Phoenix Biotech Acquisition Corp. with the Securities and Exchange Commission on June 5, 2023).

Exhibit 2.2	Amendment No. 1 to the Business Combination Agreement, dated as of February 5, 2024, by and among Phoenix Biotech Acquisition Corp., PBCE Merger Sub, Inc. and CERo Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Phoenix Biotech Acquisition Corp. with the Securities and Exchange Commission on February 6, 2024).

Exhibit 2.3	Amendment No. 2 to the Business Combination Agreement, dated as of February 13, 2024, by and among Phoenix Biotech Acquisition Corp., PBCE Merger Sub, Inc. and CERo Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Phoenix Biotech Acquisition Corp. with the Securities and Exchange Commission on February 13, 2024).

Exhibit 10.1	Investor Rights and Lock-Up Agreement, dated February 14, 2024, by and between Phoenix Biotech Acquisition Corp. and the parties named therein (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 15, 2024).

Exhibit 10.2	Form of Share Reallocation Agreement, dated as of February 14, 2024, by and among Phoenix Biotech Acquisition Corp., Phoenix Biotech Sponsor, LLC and the parties named therein (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 15, 2024).

Exhibit 10.3	Sponsor Share Forfeiture Agreement, dated as of February 14, 2024, by and among Phoenix Biotech Acquisition Corp., CERo Therapeutics, Inc. and Phoenix Biotech Sponsor, LLC (incorporated by reference to Exhibit 10.13 to the Current Report on Form 8-K filed by CERo Therapeutics Holdings, Inc. with the Securities and Exchange Commission on February 15, 2024).

Exhibit 99.1	Joint Filing Agreement by and between the Sponsor and Jurgen van de Vyver.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 16, 2024	PHOENIX BIOTECH SPONSOR, LLC

/s/ Jurgen van de Vyver
	Name:	Jurgen van de Vyver
	Title:	Manager

Dated: February 16, 2024
/s/ Chris Ehrlich
Chris Ehrlich

Dated: February 16, 2024	/s/ Jurgen van de Vyver
Jurgen van de Vyver

[Phoenix Schedule 13D/A]